Exhibit 99.1

SEALSQ Issues CEO Letter to Shareholders

Geneva, Switzerland, August 13, 2026 -- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today issued a CEO Letter to Shareholders, outlining the Company’s recent achievements and strategic priorities for the year.

Dear Fellow Shareholders,

The first half of 2026 marked an inflection point for SEALSQ. Revenue more than doubled, our balance sheet is strong, and, most importantly, our strategy of building a vertically integrated, sovereign post-quantum and quantum technology company, began converting into commercial contracts. The weeks since our preliminary results, through July and the first days of August, have accelerated that conversion further.

First Half 2026: Growth, Liquidity and Visibility

Preliminary unaudited revenue for the first half of 2026 was approximately $11 million, against $5 million revenue in the same period of 2025, representing approximately 120% year-over-year growth. Second quarter 2026 preliminary revenue of  approximately $7 million as compared to $4 million of revenue recorded in the first quarter of 2026, a clear sequential acceleration rather than a one-off contribution.

That growth was broadly based. Demand for our VaultIC secure element family continued to expand as hardware roots of trust become an expectation rather than an option in industrial and IoT deployments. Our PKI and trust services business grew its recurring base as customers scaled digital identity issuance and certificate renewals. IC’ALPS SAS, acquired in August 2025, contributed a full six months of consolidated revenue and validated our decision to bring ASIC design capability in-house. And the first revenues relating to the Quantix Edge Security design center in Murcia, Spain were generated.

As of June 30, 2026, cash and short-term investments stood at approximately $485 million, supported by the $125 million registered direct offering completed in March. Our current active pipeline exceeds $225 million in identified opportunities through 2029, of which more than $60 million is tied directly to QS7001 and QVault TPM. Pipeline is not backlog, and these figures reflect management estimates and are subject to risks such as conversion risks, customer validation, and technical integration.

On that basis we have reaffirmed full-year 2026 guidance of 50% to 100% revenue growth over audited FY 2025 revenue of $18.3 million, implying a range of $27 million to $36 million in 2026 revenue.

Product and Certification Progress

Our post-quantum semiconductor portfolio is anchored by two products: the QS7001 Post-Quantum Secure Element and the QVault Trusted Platform Module. In the first half of 2026, QS7001 obtained NIST SP 800-90B Entropy Source Validation (ESV Certificate #E333), a mandatory precondition for FIPS 140-3 Level 3 and CC EAL5+, and completed Common Criteria fault-injection and side-channel resistance testing in March. As certification requirements have evolved and testing complexity has increased, we have updated our certification timeline. For QS7001 V1, we now expect the Hardware Evaluation Test Report and Common Criteria laboratory letter in September 2026, and for QS7001 V2, the full PQC Test Report and Common Criteria laboratory letter in December 2026. For QVault TPM-183, we expect the FIPS 140-3 laboratory letter to NIST in December 2026 and TCG certification around November 2026. Engineering samples of QVault TPM-185 are now available, with FIPS 140-3 submission expected around February 2027 and TCG certification expected around April 2027. QVault TPM customer sampling progressed, with first commercial revenues expected by the end of 2026. More than fifteen prospective customers and partners are actively evaluating QS7001 and its SDK.

Certification is not a formality in our markets. In defense, energy, automotive and critical infrastructure, independent validation is a procurement prerequisite. Regulators are moving the same direction: NSA is progressing CNSA 2.0, the European Commission and national agencies are setting migration deadlines, ANSSI has signaled it will stop certifying products that are not quantum-resistant, and the EU Cyber Resilience Act is hardening hardware security requirements for connected devices. Our certification investment is what allows us to sell into these regimes at all.

July and August 2026: From Strategy to Contracts

Since publishing our preliminary results on July 6, 2026, we have announced a sequence of developments that, taken together, represent the commercialization phase of the strategy.

–	Automotive post-quantum architecture. On July 1, we set out our approach to bringing post-quantum security to the automotive industry, enabling secure zonal architectures through chiplet-based hardware security modules and pre-certified building blocks, an architecture aligned with how vehicle electronics are actually being redesigned.

–	GlobalFoundries strategic partnership. On July 8, we signed a strategic Memorandum of Understanding with GlobalFoundries (“GF”; Nasdaq: GFS) covering secure semiconductor platforms, post-quantum cryptography and semiconductor-based quantum computing. Working with MIPS, a GF company, we will co-develop pre-certified PQC security IP hard macros and Chiplet Hardware Security Module components for Hardware Security Module (HSM) and secure enclave applications. We will also collaborate on cryogenic CMOS Application-Specific Integrated Circuit (ASICs) for quantum computing systems, leveraging GF’s U.S. manufacturing footprint. The partnership is explicitly aligned with European and U.S. sovereign supply chain priorities. For a company of our size, a co-development relationship with one of the world’s leading foundries is a significant external validation of our technology and our thesis that semiconductors, cybersecurity, PQC and quantum computing are converging into a single ecosystem.

–	Quobly $5 million commercial agreement. On July 10, we signed a $5 million commercial agreement with Quobly, the Grenoble-based silicon spin-qubit pioneer in which we invested as a lead participant in its €115 million Series A alongside Bpifrance and STMicroelectronics. Quobly will integrate our post-quantum security technologies, cryo CMOS ASIC design, secure elements, hardware roots of trust, quantum-resistant PKI and provisioning, and associated engineering services, into its quantum computing platform, including its first-generation Alloy Pioneer system expected via the cloud by the end of 2026. This is the transaction I would ask you to note most closely: it is the first clear instance of a SEALQuantum Sovereign Vertical Stack investment converting into contracted revenue for our core semiconductor and Root-of-Trust business. We believe every quantum computer, quantum data centre and quantum communications network will ultimately require a trusted hardware security layer, and we intend to be a leading global supplier of it.

–	L5 Cartronics partnership. On July 14, we announced a partnership with L5 Cartronics to develop secure multi-package IoT modules for smart cameras and smart metering, extending our secure element reach into high-volume device categories and strengthening our commercial position in the Indian and wider Asian markets.

–	Physical AI and AI-accelerated cryptanalysis. On July 29, we addressed the security requirements of physical AI, robotics, autonomous systems and embodied intelligence, where quantum-safe silicon is needed now and Common Criteria certification will underpin trust as these systems scale. On August 3, we highlighted the growing importance of hardware-based crypto-agility as AI-assisted cryptanalysis research advances, reinforcing the case for standardized post-quantum algorithms implemented in certified hardware rather than in software alone. The convergence of AI and post-quantum requirements is now a demand driver, not a thesis.

–	Chief Quantum Officer appointment. On August 4, we appointed Daniel Brau as Chief Quantum Officer. Daniel joined us through our 100% acquisition of Miraex SA, the Swiss photonics-based quantum interconnect company he founded, which now operates as our quantum networking and interconnect subsidiary. His mandate is deliberately commercial: to connect the technologies we have assembled across quantum computing, photonics, interconnects, sensing, post-quantum semiconductors, satellites, identity and AI into integrated, revenue-generating solutions, with portfolio-wide commercial KPIs. He will also support Rolf Gobet in developing the Geneva Quantum Center of Excellence, to be hosted at the Group’s new headquarters at Pont-Rouge, Lancy following our relocation later this autumn.

The SEALQuantum Sovereign Vertical Stack

The SEALQuantum Sovereign Vertical Stack is an internal strategic initiative through which we allocate our own capital to accelerate our post-quantum and quantum capabilities, with a target allocation of $200 million. More than $60 million has been deployed to date across IC’ALPS, Miraex, Quobly, Quantix Edge Security, ColibriTD, EeroQ, WISeSat and the Wecan Group. In the first half of 2026, we completed the Miraex acquisition, moved Wecan Group to a majority ownership position, embedding our post-quantum cryptography into AI-driven compliance tools serving more than 100 financial institutions, led Quobly’s Series A round, and expanded our commitment to EeroQ’s electrons-on-helium qubit technology.

The purpose of these investments is not financial diversification. It is architectural. Quantum sovereignty requires control of an entire chain: chips, cryptographic roots, processors, interconnects, networks, communications, identity, satellites, data and AI. Owning one layer is not sovereignty. Our objective is to assemble those layers into a single Swiss-anchored architecture, what we call Root-to-Qubit, and to make Geneva one of the places where the global quantum economy is built. The appointment of a Chief Quantum Officer, and the KPI framework attached to that role, is how we intend to hold ourselves accountable for turning that architecture into revenue.

Separately, as announced on June 25, 2026, SEALSQ and WISeKey established Quantisimo Corp. as a special purpose vehicle and executed a non-binding letter of intent with GigCapital8 Corp. The transaction remains subject to definitive documentation, regulatory review and customary closing conditions, and we will update you as it progresses.

Outlook

We enter the second half of 2026 with three priorities.

-	First, execution: converting the QS7001 and QVault TPM evaluation base into production orders as certification completes, delivering the custom post-quantum ASIC design contract, and ramping Quantix Edge Security in Murcia.

-	Second, commercialization of the quantum portfolio: making the Quobly agreement the first of a series rather than an isolated event.

-	Third, financial discipline: our liquidity is a strategic asset, and we intend to deploy it deliberately rather than quickly.

Our direction is clear. Regulation is now pushing the market toward us rather than requiring us to create it. The convergence of AI and quantum threat models has compressed the timeline that customers believed they had. And after years of building, we now have the capital, the upcoming certification of silicon, the manufacturing partnerships and the integrated quantum stack to meet that demand. I have rarely been more confident in the position of this Company.

Thank you for your continued support and for your trust.

Yours sincerely,

Carlos Creus Moreira

Founder, Chairman and Chief Executive Officer

SEALSQ Corp

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Forward-looking statements in this communication include, but are not limited to, statements relating to: our FY 2026 revenue guidance of 50%–100% year-over-year growth; the expected timing and commencement of revenues from QS7001 and QVault TPM products; updated certification timelines for QS7001 V1 (September 2026), QS7001 V2 (December 2026), QVault TPM-183 (November–December 2026), and QVault TPM-185 (February–April 2027); expectations regarding our active business pipeline of more than $225 million through 2029; planned deployment of the SEALQuantum Sovereign Vertical Stack with a target allocation of $200 million; the strategic partnership and co-development activities with GlobalFoundries, including PQC security IP, Chiplet HSM components, and cryogenic CMOS ASICs for quantum computing; the $5 million Quobly commercial agreement and the expected integration of our technologies into Quobly’s Alloy Pioneer system by the end of 2026; expected revenue contributions from Quantix Edge Security, IC’ALPS, and our other strategic investments; and expectations regarding customer evaluation and integration cycles. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risks related to the finalization of the financial results for the half-year ended June 30, 2026; the amount of revenue from the commercialization of the QS7001 post-quantum product range; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; the timing and success of product certifications, including the ability to meet revised certification milestones and any further delays or changes in certification requirements; successful execution of the GlobalFoundries strategic partnership and co-development activities; market acceptance of our post-quantum semiconductor products; customer procurement and integration timelines; our ability to convert pipeline opportunities into contracted revenue; market demand and semiconductor industry conditions; the pace of regulatory adoption of post-quantum cryptography standards; risks associated with strategic investments including Quobly, Miraex, EeroQ and the Wecan Group; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. As a result, the preliminary financial results contained in this press release may materially differ from the actual results that will be reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 when they are completed and publicly disclosed.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

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